EXHIBIT 99.1

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916 Reply Attention: R. D. Schroeder

E-Mail: generaldelivery@ellistfoster.com

March 30, 2005

Neoview Holdings Inc.

c/o Fraser & Co.

1200 - 999 W Hastings Street

Vancouver, BC V6C 2W2

Dear Sirs:

I am pleased to announce that Ellis Foster has signed a letter of intent to merge with Ernst & Young LLP. The transaction is planned to close May 2, 2005. The merger will create a 350-person strong practice in B.C. with extensive credentials in all of the industries driving British Columbia's vibrant economy.

Ernst & Young and Ellis Foster share a true commitment to building strong relationships, understanding clients' needs, and delivering high quality service. This transaction combines Ernst & Young's resources as a global leader in professional services with our status as one of B.C.'s leading audit, accounting, tax and advisory firms.

Ellis Foster's staff of approximately 100 people will join Ernst & Young upon the close of the transaction.

We believe this combination will be good for our practices, our people, and our clients. The move expands our range of experience and knowledge, enhancing our ability to help you meet your business challenges and growth objectives.

This combination will only enhance the high level of service you have come to expect from us. While you may notice some new faces on the team that serves you, rest assured that I will continue to be personally responsible for the services provided to you.

If you have any questions about this transaction, our firms, or how this combination will affect you, please contact me directly.

Yours truly,

ELLIS FOSTER

"ELLIS FOSTER"

RDS:tl

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